                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 6)(1)


                             Manugistics Group, Inc.
                             -----------------------
                                (Name of Issuer)

                     Common Stock, par value $.002 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   565011-10-3
                                   -----------
                                 (CUSIP Number)

                                December 31, 2003
                                -----------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                           |_|      Rule 13d-l(b)

                           |_|      Rule 13d-1(c)

                           |X|      Rule 13d-l (d)


--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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--------------------------                           ---------------------------

CUSIP No. 565011-10-3                13G             Page 2 of 6 Pages
--------------------------                           ---------------------------


--------------------------------------------------------------------------------
1.                NAMES OF REPORTING PERSONS
                  I.R.S. INDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES
                  ONLY)

                                   William M. Gibson
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)    |_|
                                                                     (b)    |X|

--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                CITIZENSHIP OR PLACE OF ORGANIZATION

                                   United States of America

--------------------------------------------------------------------------------
    NUMBER OF     5.
     SHARES                SOLE VOTING POWER
  BENEFICIALLY                                                    7,493,900
 OWNED BY EACH    --------------------------------------------------------------
   REPORTING      6.
  PERSON WITH           SHARED VOTING POWER
                                                                  1,236,000
                  --------------------------------------------------------------
                  7.
                        SOLE DISPOSITIVE POWER
                                                                  7,493,900
                  --------------------------------------------------------------
                  8.
                        SHARED DISPOSITIVE POWER
                                                                  1,236,000
--------------------------------------------------------------------------------
9.                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                  8,729,900
--------------------------------------------------------------------------------
10.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                   CERTAIN SHARES*                                          |_|
--------------------------------------------------------------------------------
11.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                    11.7%
--------------------------------------------------------------------------------
12.               TYPE OF REPORTING PERSON*
                                                                     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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--------------------------                           ---------------------------

CUSIP No. 565011-10-3                13G             Page 3 of 6 Pages
--------------------------                           ---------------------------



Item 1(a).        Name of Issuer:

                  Manugistics Group, Inc.


Item 1(b).        Address of Issuer's Principal Executive Offices:

                  9715 Key West Avenue
                  Rockville, MD 20850


Item 2(a).        Name of Person Filing:

                  William M. Gibson


Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  William M. Gibson
                  780 Godfrey Road
                  Villanova, PA  19085



Item 2(c).        Citizenship:

                  United States of America


Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.002 per share


Item 2(e).        CUSIP Number:

                  565011-10-3


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

         (a)  |_| Broker or dealer registered under Section 15 of the Exchange
                  Act;

         (b)  |_| Bank as defined in Section 3(a)(6) of the Exchange Act;

         (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act;

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--------------------------                           ---------------------------

CUSIP No. 565011-10-3                13G             Page 4 of 6 Pages
--------------------------                           ---------------------------


         (d) |_| Investment company registered under Section 8 of the Investment Company Act;

         (e)  |_| An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);

         (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j)  |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|

                  Not Applicable.


Item 4.           Ownership.

         (a) Mr. Gibson beneficially owned 8,729,900 shares of common stock on December 31, 2003.

         (b) Mr. Gibson beneficially owned 11.7% of the shares of common stock on December 31, 2003.

         (c) As of December 31, 1999, Mr. Gibson: (i) had sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, 7,493,900 shares of common stock held by a family limited partnership; and (ii) shared power to vote or to direct the vote of, and to dispose or to direct the disposition of, 1,236,000 shares of common stock, which shares represent 726,000 shares held by Mr. Gibson's wife, and 510,000 shares held in a non-profit charitable foundation, with regard to which Mr. Gibson is a member of the Board of Directors and the President and Treasurer.



Item 5.           Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.


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--------------------------                           ---------------------------

CUSIP No. 565011-10-3                13G             Page 5 of 6 Pages
--------------------------                           ---------------------------


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.


Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.


Item 9.           Notice of Dissolution of Group.

                  Not applicable.


Item 10.          Certifications.

                  Not applicable.


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--------------------------                           ---------------------------

CUSIP No. 565011-10-3                13G             Page 6 of 6 Pages
--------------------------                           ---------------------------



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                   February 17, 2004
                                                   -----------------------------
                                                   (Date)



                                                   /s/ William M. Gibson
                                                   -----------------------------
                                                   (Signature)



                                                   William M. Gibson
                                                   -----------------------------
                                                   (Name/Title)